Earnings Presentation

Q3 2023

d·local



Pedro Arnt
Co-Chief Executive Officer

Sebastián Kanovich
Co-Chief Executive Officer

Sergio Fogel
Co-President and Chief Strategy Officer

Diego Cabrera Canay
Chief Financial Officer

Maria Oldham
SVP - Corp. Development, Investor Relations and Strategic Finance

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.



We are building the best financial infrastructure for emerging markets

Mexico D.F, Mexico

One stop shop in emerging markets

Solving complex payments problems for global merchants





Continued sequential growth in Q3 after outstanding Q2; confirming the strength of our business

Total Processed Volume

$4.6B

▲ **+69%** YoY | **+6%** QoQ



$2.7
$4.4
$4.6
3Q22
2Q23
3Q23

Revenue

$164M

▲ **+47%** YoY | **+2%** QoQ



$112
$161
$164
3Q22
2Q23
3Q23

Gross Profit

$75M

▲ **+38%** YoY | **+5%** QoQ



$54
$71
$75
3Q22
2Q23
3Q23

Adjusted EBITDA[1]

$56M

▲ **+34%** YoY | **+7%** QoQ



77%
74%
75%
$42
$52
$56
3Q22
2Q23
3Q23
Adjusted EBITDA / Gross profit (%)

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

We continue to invest thoughtfully in strengthening our global organization

The hires for the period were evenly allocated, as we intensify ongoing efforts to strengthen support areas and further upgrade internal processes and tools, while maintaining our prior commitment to growing our engineering and sales teams.

867

+155 FTEs or 22%
Employee Growth YoY

FTE evolution (#):	AFRICA & ASIA	AMERICAS
	223	**644**
	▲ **+53%** YoY	▲ **+14%** YoY

FTE by function (%):

- Technology **39%**
- Corporate central functions **22%**
- Sales & Marketing **19%**
- Operations & Expansion **21%**

Note: FTE includes employees and contractors.

Robust global network of trusted financial partners

In Q3 2023, we expatriated **close to 80%** of the pay-ins cross-border TPV through **banks (global, pan LatAm or national partner banks)**

3Q23 cross-border expatriation volumes by partner mix:



0.3%
3%
6%
7%
84%
GSIBs, Pan Latam and National banks
Licensed brokers
Payment processors
Netting
Alternative assets

Growth driven by performance in most verticals; showing both diversification and performance across the board


$2.7B
$4.4B
$4.6B
3Q22
2Q23
3Q23

	YoY
Other[2]	45%
Travel	17%
SaaS	54%
Advertising	11%
On-demand delivery	28%
Streaming	59%
Ride-hailing	81%
Financial Services[1]	23%
Commerce	273%

Note: [1] In Q3 2023, financial services include wallets (0.7% of total TPV) and crypto (0.3% of total TPV). [2] Other includes elearning, gaming and others.

Sustained strong revenue momentum in our largest region, driven by Brazil and Mexico

Latin America revenue
($M)



+7% QoQ
+56% YoY
87
127
136
3Q22
2Q23
3Q23
% share of total revenue
78%
79%
83%

Africa & Asia revenue
($M)



-19% QoQ
+14% YoY
Excluding Nigeria
+41% QoQ
+79% YoY
25
34
28
3Q22
2Q23
3Q23
% share of total revenue
22%
21%
17%

Financial Highlights



Robust YoY growth rates in Pay-ins and Pay-outs

Pay-ins[1] TPV evolution ($B)


+8% QoQ
+68% YoY
2.0
2.3
2.5
3.2
3.4
3Q22
4Q22
1Q23
2Q23
3Q23
% share
75%
71%
70%
73%
74%

Pay-outs[2] TPV evolution ($B)


+0% QoQ
+73% YoY
0.7
1.0
1.1
1.2
1.2
3Q22
4Q22
1Q23
2Q23
3Q23
% share
25%
29%
30%
27%
26%

Continuous TPV expansion across services

Cross-border[3] TPV evolution ($B)


+2% QoQ
+46% YoY
1.5
1.7
2.0
2.2
2.3
3Q22
4Q22
1Q23
2Q23
3Q23
% share
56%
53%
55%
51%
49%

Local-to-Local[4] TPV evolution ($B)


+10% QoQ
+99% YoY
1.2
1.6
1.6
2.1
2.4
3Q22
4Q22
1Q23
2Q23
3Q23
% share
44%
47%
45%
49%
51%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.[3]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [4]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Another record in revenue, reaching $164M in 3Q23

Revenue evolution ($M)


+2% QoQ
+47% YoY
112
118
137
161
164
3Q22
4Q22
1Q23
2Q23
3Q23

Continued focus on growing gross profit dollars

Gross Profit evolution ($M)


+5% QoQ
+38% YoY
54
55
62
71
75
3Q22
4Q22
1Q23
2Q23
3Q23

Stable take rates confirm steady pricing power

Gross Profit margin (%) QoQ bridge


43.9%
0.0%
-0.2%
1.3%
0.4%
45.5%
Lower cross-border TPV share
Increase in Africa & Asia with higher than average gross profit margin
Lower expatriation costs in Nigeria
2Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
3Q23

Gross Profit over TPV (%) QoQ bridge


1.62%
0.03%
-0.02%
-0.04%
0.03%
1.61%
Increase in pay-ins TPV share
Lower cross-border TPV share
Lower share in certain LatAm countries with higher than average net take rate
Merchants growth especially in Africa & Asia
2Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
3Q23

Profitable growth remains a top priority, Adjusted EBITDA over gross profit increased to 75%

Adjusted EBITDA[1] evolution ($M)


+7% QoQ
+34% YoY
42
40
45
52
56
3Q22
4Q22
1Q23
2Q23
3Q23

Adjusted EBITDA ratios evolution (%)


Adj EBITDA Margin
Adj EBITDA/Gross Profit
77.3%
73.3%
73.6%
73.5%
74.6%
37.2%
34.1%
33.1%
32.3%
33.9%
3Q22
4Q22
1Q23
2Q23
3Q23

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Margins positively impacted by lower expatriation costs and growth in countries with higher margins

Adjusted EBITDA[1] margin QoQ bridge (%)


32.3%
1.8%
0.1%
-0.2%
-0.3%
-0.1%
0.4%
-0.2%
0.2%
33.9%
Lower expatriation costs
Adjusted EBITDA margin 2Q23
Processing costs
Hosting expenses
Amort. of intangible assets
Tech & Dev. ex. salaries
S&M ex. salaries
G&A ex. salaries
Salaries and wages2
Depreciation & amortization
Adjusted EBITDA margin 3Q23

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2]Salaries and wages exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Net income +25 YoY, QoQ decline driven by net financial results

Net income evolution ($M)


-10% QoQ
+25% YoY
32
19
35
45
40
3Q22
4Q22
1Q23
2Q23
3Q23
Diluted EPS[1]
0.10
0.06
0.11
0.15
0.13

Net income bridge QoQ ($M)


44.8
3.5
2.5
-0.4
-1.9
-5.9
-2.2
-0.1
40.4
Net income 2Q23
Adjusted EBITDA
Impairment loss / (gain) on financial assets[2]
Depreciation and amortization
Share-based payment non-cash charges
Net financial results[3]
Inflation adjustment
Income tax expense
Net income 3Q23

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2]During 2022, the Company utilized FTX Trading Ltd. ("FTX") services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of September 30, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets." During the three months ending September 2023, the Group reassessed the recovery probability of its deposits based on negotiations with third parties that are willing to acquire them and publicly available information. Thus, the Group recognized a gain of USD 2,509 as result of the reversion of the loss allowance for the period ending September 30, 2023.[3]During Q3 2023 we recognized a fair value gain of US$ 24.2 million (US$ 3.6 million in Q2 2023) from the Argentine dollar-linked bonds and an exchange difference loss of US$ 27.4 million (-US$ 1.8 million in Q2 2023) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds.

Adjusted net income would have been $49M excluding accounting non-cash items, mostly related to the Argentine bonds, and IFRS inflation adjustment

d.

Reconciliation from 3Q23 reported net income to adjusted net income ($M)[1]



+8% QoQ
+41% YoY
40
3
-3
4
-24
27
1
49
Net income 3Q23, as reported
Share-based payment non-cash charges
Impairment loss / (gain) on financial assets
Inflation adjustment
Fair value (loss) / gains of financial assets at FVTPL
Exchange difference - intercompany loan in USD
Income tax adjustments
Adjusted net income 3Q23

Note: [1]Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS. See detailed methodology for Adjusted Net Income in appendix.

Quarterly cash generation affected by working capital impact on merchants funds fluctuations; own funds cash conversion remains >100%

Consolidated cash reconciliation ($M)



-$51M
+$2M
549
49
-2
20
-61
-4
552
-54
498
Merchants funds
373
Own funds
177
306
245
306
192
Shorter settlement periods for certain merchants + impact of repatriating funds in Argentina that were outstanding
Consolidated cash (2Q23 EoP)
Net income before taxes
Income tax paid
Decrease in other assets
Change in trade receivables /payables
Other
Consolidated cash before Bonds
Investment in Bonds
Consolidated cash (3Q23 EoP)

- **Strong FCF[1] (own-funds) generation of $45M** in 3Q23
- **Own funds cash conversion[2] prior to purchase of Argentine bond> 100%**

Note: [1]FCF (own-funds) is calculated as profit before income tax less income tax paid, +/- non cash adjustments, +/- change in working capital (own) excluding movements in Other Assets +/- net collection of interest & financial expenses, less additions of property, plant and equipment and intangible assets. FCF excludes inflows & outflows due to movements in Other Assets, because these movements are expected to be non-recurring and temporary. [2]Cash conversion is calculated as Free Cash Flow (own-funds) divided by net income

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

Thanks

d·local

APPENDIX

TPV

TPV breakdown by type of product[1]

In millions of US$	3Q22	4Q22	1Q23	2Q23	3Q23	LTM3Q22	LTM3Q23
Pay-ins	2,046	2,334	2,503	3,190	3,429	6,988	11,455
As % of total	*75%*	*71%*	*70%*	*73%*	*74%*	*77%*	*72%*
Pay-outs	687	962	1,072	1,184	1,189	2,138	4,406
As % of total	*25%*	*29%*	*30%*	*27%*	*26%*	*23%*	*28%*
Total TPV	**2,734**	**3,296**	**3,574**	**4,373**	**4,618**	**9,127**	**15,862**

TPV breakdown by type of flow[2]

In millions of US$	3Q22	4Q22	1Q23	2Q23	3Q23	LTM3Q22	LTM3Q23
Cross-border	1,544	1,745	1,960	2,219	2,256	5,499	8,180
As % of total	*56%*	*53%*	*55%*	*51%*	49%	*60%*	52%
Local to Local	1,190	1,550	1,615	2,154	2,362	3,628	7,681
As % of total	*44%*	*47%*	*45%*	*49%*	51%	*40%*	48%
Total TPV	**2,734**	**3,296**	**3,574**	**4,373**	**4,618**	**9,127**	**15,862**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

Revenue breakdown by geography

In millions of US$	3Q22	4Q22	1Q23	2Q23	3Q23	LTM3Q22	LTM3Q23
Brazil	21.8	23.4	22.8	41.2	44.7	76.7	132.2
Argentina	19.1	14.2	20.0	20.7	23.9	78.4	78.8
Mexico	16.6	22.4	22.7	28.3	30.2	56.7	103.7
Chile	13.7	13.9	14.2	14.2	12.4	49.7	54.7
Other LatAm	16.0	18.9	18.5	22.5	24.8	62.4	84.6
Latin America	**87.3**	**92.9**	**98.2**	**126.9**	**136.0**	**323.9**	**454.0**
Nigeria	13.6	14.1	26.9	20.4	8.3	20.2	69.7
Other Africa & Asia	10.9	11.5	12.1	13.9	19.6	32.7	57.1
Africa & Asia	**24.5**	**25.6**	**39.0**	**34.3**	**27.9**	**52.9**	**126.8**
Total Revenue	**111.9**	**118.4**	**137.3**	**161.1**	**163.9**	**376.8**	**580.8**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1]($M) and concentration (%)


59
65
80
94
99
3Q22
4Q22
1Q23
2Q23
3Q23
% Share of total revenue
53%
55%
58%
59%
60%

Revenue composition ($M)

141%
NRR[2]


112
45
7
164
3Q22
Existing Merchants
New Merchants
3Q23

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

Adjusted EBITDA bridge ($M)



52
3
3
-3
56
3Q23 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Impairment Gain/Losses on Financial Assets
3Q23 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	3Q22	2Q23	3Q23
Profit for the period	**32,338**	**44,791**	**40,364**
Income tax expense	2,287	8,774	8,897
Depreciation and amortization	2,110	2,869	3,237
Finance income and costs, net	2,479	(7,459)	(1,548)
Share-based payment non-cash charges	1,599	1,421	3,322
Other operating (gain)/loss	706	-	-
Impairment loss / (gain) on financial assets	(24)	(21)	(2,508)
Inflation adjustment	127	1,661	3,817
Adjusted EBITDA	**41,622**	**52,036**	**55,581**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.
Unaudited quarterly results.

Adjusted Net Income

d·

Reconciliation of Profit to Adjusted Net Income

$ in thousands	3Q22	2Q23	3Q23
Profit for the period	**32,338**	**44,791**	**40,364**
Share-based payment non-cash charges	1,599	1,421	3,322
Other operating (gain)/loss	706	-	-
Impairment loss / (gain) on financial assets	(24)	(21)	(2,508)
Inflation adjustment	127	1,661	3,817
Fair value (loss) / gains of financial assets at FVTPL	-	(3,565)	(24,232)
Exchange difference - intercompany loan in USD	-	1,815	27,351
Income tax adjustments	56	(613)	1,092
Adjusted Net Income	**34,802**	**45,489**	**49,206**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.
Unaudited quarterly results.